

Mail Stop 3561

March 13, 2018

Andrew C. Plummer
Chief Financial Officer
AMCON Distributing Company
7405 Irvington Road
Omaha, NE 68122

      Re: AMCON Distributing Company
             Form 10-K for the Fiscal Year Ended September 30, 2017
             Filed November 8, 2017
             File No. 1-15589

Dear Mr. Plummer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ William H. Thompson

                William H. Thompson
                Accounting Branch Chief
                Office of Consumer Products